SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Talen Energy Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87422J105

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87422J105

1	Name of Reporting Person: Riverstone Energy Partners V, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 25,459,633

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 25,459,633

9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,459,633

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 19.8%

12	Type of Reporting Person PN

CUSIP No. 87422J105

1	Name of Reporting Person: Riverstone Energy GP V, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 25,459,633

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 25,459,633

9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,459,633

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 19.8%

12	Type of Reporting Person PN

CUSIP No. 87422J105

1	Name of Reporting Person: Riverstone V Raven Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 25,459,633

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 25,459,633

9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,459,633

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 19.8%

12	Type of Reporting Person OO

CUSIP No. 87422J105

1	Name of Reporting Person: Raven Power Holdings LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 25,459,633

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 25,459,633

9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,459,633

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 19.8%

12	Type of Reporting Person OO

Item 1 (a).	Name of Issuer: Talen Energy Corporation
Item 1 (b).	Address of Issuer’s Principal Executive Offices: 835 Hamilton Street, Suite 150 Allentown, PA 18101-1179

Item 2 (a).	Names of Persons Filing: Riverstone Energy Partners V, L.P. Riverstone Energy GP V, LLC Riverstone V Raven Holdings, L.P. Raven Power Holdings LLC
Item 2 (b).

Address or Principal Business Office or, if none, Residence:
The principal business office for each of Riverstone Energy Partners V, L.P., Riverstone Energy GP V, LLC, Riverstone V Raven Holdings, L.P. and Raven Power Holdings LLC is:

712 Fifth Avenue, 36th Floor

New York, NY 10019

Item 2 (c).

Citizenship:
Each of Riverstone Energy Partners V, L.P. and Riverstone V Raven Holdings, L.P. is a Delaware limited partnership.

Each of Riverstone Energy GP V, LLC and Raven Power Holdings LLC is a Delaware limited liability company.

Item 2 (d).	Title of Class of Securities: Common Stock, par value $0.01
Item 2 (e).	CUSIP Number: 87422J105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership:
The percent of class provided for each reporting person below is based on 128,508,921 outstanding shares of common stock.
1. Riverstone Energy Partners V, L.P.
a. Amount beneficially owned: 25,459,633
b. Percent of class: 19.8%
c. Number of units as to which the person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 25,459,633
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 25,459,633
2. Riverstone Energy GP V, LLC
a. Amount beneficially owned: 25,459,633
b. Percent of class: 19.8%
c. Number of units as to which the person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 25,459,633
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 25,459,633
3. Riverstone V Raven Holdings, L.P.
a. Amount beneficially owned: 25,459,633
b. Percent of class: 19.8%
c. Number of units as to which the person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 25,459,633
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 25,459,633
4. Raven Power Holdings LLC
a. Amount beneficially owned: 25,459,633
b. Percent of class: 19.8%
c. Number of units as to which the person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 25,459,633
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 25,459,633
The reporting persons beneficially own 25,459,633 shares of common stock Talen Energy Corporation.

Raven Power Holdings LLC (“Raven”) is the record holder of 25,459,633 shares of common stock of Talen Energy Corporation. Riverstone Energy GP V, LLC (“GP V”) is the general partner of Riverstone Energy Partners V, L.P. (“LP V”), which is the general partner of Riverstone V Raven Holdings, L.P. (“Raven Holdings”) which is the controlling member of Raven. Each of GP V, LP V and Raven Holdings may be deemed to indirectly own the common stock directly owned through Raven.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certifications:
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: February 12, 2016	RIVERSTONE ENERGY PARTNERS V, L.P.

By Riverstone Energy GP V, LLC, its general partner

	By:	/s/ Thomas J. Walker
	Name:	Thomas J. Walker
	Title:	Authorized Person

RIVERSTONE ENERGY GP V, LLC

	By:	/s/ Thomas J. Walker
	Name:	Thomas J. Walker
	Title:	Authorized Person

RIVERSTONE V RAVEN HOLDINGS L.P.

By Riverstone Energy Partners V, L.P., its general partner

By Riverstone Energy GP V, LLC, its general partner

	By:	/s/ Thomas J. Walker
	Name:	Thomas J. Walker
	Title:	Authorized Person

RAVEN POWER HOLDINGS LLC

By Riverstone V Raven Holdings L.P., its controlling member

By Riverstone Energy Partners V, L.P., its general partner

By Riverstone Energy GP V, LLC, its general partner

	By:	/s/ Thomas J. Walker
	Name:	Thomas J. Walker
	Title:	Authorized Person

[Signature Page – Schedule 13G]

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement